NEWS RELEASE

EMX Announces the Commencement of Commercial Production at the

Gediktepe Royalty Property

Vancouver, British Columbia, July 13, 2022 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the achievement of commercial production for oxide gold mineralization at its flagship Gediktepe royalty property in western Turkey. EMX holds a 10% net smelter return ("NSR") royalty on oxide gold production at Gediktepe, and operator Polimetal Madencilik Sanayi ve Ticaret A.S. ("Polimetal"), a private Turkish company, has informed EMX that it has produced over 10,000 ounces of gold equivalent1 ounces, the trigger for commencement of production royalty payments to EMX. In addition to the oxide gold royalty, EMX also owns a 2% NSR royalty on production from an underlying polymetallic copper, zinc, lead and gold deposit that is slated for future development.

The Gediktepe royalty was acquired by EMX as part of its purchase of a portfolio of royalties from SSR Mining Inc. ("SSR") in 2021 (see EMX News Release dated July 29, 2021). On a go forward basis, Polimetal has informed EMX that it expects to produce between 35,000 and 45,000 ounces of gold per year from Gediktepe (with additional contributions from silver production) while mining the oxide gold cap over the next 3-4 years. The Gediktepe royalty is the subject of a NI 43-101 technical report authored by Dama Engineering with an effective date of February 1, 2022. This technical report has been filed on SEDAR under the Company's profile and contains historical mining reserve and mineral resource estimates.

In addition to the royalty production payments, EMX is slated to receive cash payments of US$4,000,000 upon the first anniversary of commercial production for oxide gold mineralization, US$3,000,000 on the date that commercial production commences from the underlying sulfide deposit, and US$3,000,00 upon the first anniversary of the commencement of commercial production from the sulfide deposit.

Gediktepe VMS Deposit: The Gediktepe volcanogenic massive sulfide ("VMS") deposit is a polymetallic system with precious metal, copper, and zinc rich domains. The upper portion of the deposit is oxidized, forming a precious metal-enriched gossanous cap that will be mined first, followed by production from the underlying polymetallic sulfide deposit.

Gediktepe was discovered in 2012 by a joint venture between Alacer Gold Corporation (which merged with SSR in 2020) and Lidya Madencilik Sanayi ve Ticaret A.S. ("Lidya"), a private Turkish company. Alacer Gold Corp later converted its 50% joint venture interest at Gediktepe into the royalty interests now owned by EMX. Polimetal is a wholly owned subsidiary of Lidya and serves as the operator for the Gediktepe project.

More information on the Gediktepe royalty asset can be found at www.EMXroyalty.com.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX, and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

1 Gold equivalent ounces as referred to in the definition of "Oxide Commercial Production" in the 2019 Gediktepe share purchase agreement between Alacer Gold Madencilik A.S. and Lidya Madencilik.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@emxroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@emxroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture
Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserve and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "go forward"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2022 (the "MD&A") and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2021, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com